Mail Stop 3561

October 31, 2006

Via Fax & U.S. Mail

J. Craig Johnson
Chief Financial Officer
Global Entertainment Corporation
4909 East McDowell Road, Suite 104
Phoenix, AZ 85008-4293

> **Re:**   **Global Entertainment Corporation**
> **Form 10-KSB**
> **Filed August 29, 2005**
> **File No. 000-50643**

Dear Mr. Johnson:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief